

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Maja Spalevic
Chief Financial Officer
Bespoke Capital Acquisition Corp.
3rd Floor
115 Park Street
London, W1K 7AP
United Kingdom

> **Re: Bespoke Capital Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Response dated April 14, 2021**
> **File No. 333-254260**

Dear Ms. Spalevic:

We have reviewed your response letter and have the following comments.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

First and Second Redemption Opportunities - Tender Offers? , page 1

1. We are in receipt of your response letter dated April 14, 2021. We reissue the comment. Please advise why BCAC's two separate "redemption opportunities" referenced in your response letter are not tender offers subject to Exchange Act Rule 13e-4 and Regulation 14E, requiring, among other obligations, that the registrant file a Schedule TO, pursuant to Rule 13e-4(c), comply with the requirements of Rule 13e-4(f)(10) and hold the offer open for a minimum of 20 business days pursuant to Rule 13e-4(f)(1)(i) and 14e-1(a).

2. Refer to the second and penultimate bullet points in your response letter. Please confirm that the first opportunity to redeem shares will not occur until after the registration statement on Form S-4 is declared effective. If that is not the case, please explain how shareholders will be provided all material information contained in the Form S-4 prospectus prior to such redemption opportunity.

3. Refer to the second and penultimate bullet points in your response letter. It is unclear if your response is suggesting that there will be two shareholder meetings – one currently expected to be held on May 6, 2021 to seek shareholders' approval to extend the permitted timeline and a second meeting held following the declaration of effectiveness of the Form S-4 to seek shareholders' approval of BCAC's domestication into Nevada and the proposed business combination with VWE. Please advise.

4. Refer to the second and penultimate bullet points in your response letter. If the BCAC shareholder meeting will not be held until after the registration statement on Form S-4 has been declared effective but the redemption period will run for not less than 21 days after the final non-offering prospectus is made publicly available, please advise whether the consummation of the business combination will be postponed until both redemption periods have expired. For example, assuming shareholder approval of all three proposals, including the extension of the permitted timeline to pursue an acquisition, please confirm that (1) the *first* redemption period would not commence until after the May 8 shareholder meeting to approve the extension of the permitted timeline to pursue an acquisition, (2) the domestication and the business combination would not occur until after the 21 day redemption period of the *second* redemption period has expired, which would be a date multiple weeks *after* the current BCAC acquisition deadline of May 15, 2021. Please explain and clarify the expected timeline in order to support your premise that the BCAC shareholders will have access to all material information regarding all three proposals prior to the time such shareholders are afforded an opportunity to redeem their shares. The last sentence of the penultimate bullet point in your response letter creates ambiguity by making no reference to the approval of the extension.

5. Refer to Appendix F (the "Prospectus") of the Management Proxy Circular filed as Exhibit 99.2 to the Form 6-K filed earlier today. Given the similarity of the prospectus to the prospectus filed as part of the registration statement on Form S-4 filed on March 15, 2021, please advise how the dissemination of Appendix F to shareholders of BCAC is consistent with the registrant's obligations under section 5(b) of the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing